EXHIBIT D

Video Transcript



Today, Curastory is the only all-in-one platform for video creators.

Did you know that anytime you skip an advertisement to get to the content you want to watch on a channel like YouTube, the video creator suffers + doesn't get paid?

Video is the only content type where creators do not own how they make their money, forcing them to miss revenue because users like yourself skip them 70% of the time.

Now, you don't have to feel bad. Our platform finally allows creators to easily make, edit, monetize and share their videos to all of their channels — just with one click. We are getting our creators paid through native, creator-recorded video ads.

On one side of our business, our creators are making, monetizing, and managing their YouTube, IGTV, and Facebook Watch video content completely for free while seeing a 65% boost in monetization from their own ads and raking in $5K on average per video.

With ease, creators upload original video shows to Curastory where we match them to brand partners running campaigns for relevant ad spots that will be creator-recorded and embedded natively into the video before going live to the creator's channels with one click.

Now on the other side of Curastory's business, we are making sure the target audiences of our ecommerce focused brand partners like StockX and Beyond Meat are listening to their product messaging because it's now done in a format end users like yourself want to hear -- from your favorite creators.

Our brand partners are able to set their campaign preferences of audience targeting, budget, and relevant video content topics, where we then automatically bid for ad spots from these active running campaigns that are reaping 2-3x in average return on spend for our brand partner accounts.

We are first focused on tapping out the $782M market of sports and fitness creators, monopolizing this target market with our exclusive revenue share partnerships with organizations like the NBA Players Association and NCAA that has direct access to onboarding over 150,000 sports and fitness focused creators like Isaiah Thomas, Jimmy Butler, AJ Andrews, and Kelley from Survivor to our platform to name a few. And just like Amazon monopolized books first, we are sure to scale to all other video creators soon after.

We're backed by some of the world's best creator and gig economy investors, including Lightspeed Venture Partners, Techstars, and The W Fund to name a few that were early in leading the investments for unicorn companies like Cameo, Snapchat, and ClassPass. This is a



unique opportunity to get in on the ground floor as we scale to the size of these companies in our near future.

The need for Curastory today for video creators is clear and we want to extend the same opportunity to you. Join the many investors who believe in the future of video with Curastory to grow to power every video for audiences everywhere through native, creator-recorded ad segments, a future platform for creators to gate their video content through pay-per-view + subscriptions, and themed content houses around the world, first starting with sports + fitness.

We are excited to have you join our family in making video more simple.



Solution Video Script

00:02
[Applause]
00:04
perfect
00:04
[Music]
00:06
[Applause]
00:07
[Music]
00:14
perfect
00:17
hey guys what's up it's your boy tyree
00:19
kill aka
00:21
the cheetah and today i got some bangers
00:24
for you guys
00:25
but quick updates guys a quick update so
00:29
if you guys haven't heard i have
00:30
partnered with the official
00:32
build bar so a quick facts about bitbar
00:35
build bar is by far the best tasting
00:38
bar that i've ever had in my whole
00:40
entire life you know they
00:41
like these guys have so many different
00:43
flavors um did i say that



00:45
they taste good they taste good that's
00:48
all i gotta say
00:49
build bar tastes good um after workouts
00:52
before workouts
00:53
billboard gets me going um i even eat
00:56
build bar
00:58
um right before the afc championship
01:00
game i was feeling good as you saw
01:01
boy i put up nine kg172 but anyways guys
01:04
if you guys
01:05
haven't heard about build bar make sure
01:07
you guys go get bit bar all kind of
01:08
different flavors coconut is my favorite
01:10
flavor
01:11
by the way you know so billboard guys
01:14
go get your book bar
01:27
[Music]
02:04
[Applause]
02:13
[Music]
02:34
oh
02:45



[Music]
03:02
uh
03:16
okay
03:41
[Music]
03:44
[Applause]
03:46
[Music]
03:57
[Music]
04:12
uh
04:26
oh
04:29
[Music]
04:54
oh
04:58
[Music]
05:08
uh
05:20
[Music]
05:22
uh
05:36
yes
05:47
[Music]
05:58
[Music]
06:08
[Music]
06:18
okay
06:25
[Music]



06:46
huh
07:05
[Music]
07:18
[Music]
07:28
oh
07:38
[Music]
07:55
[Music]
07:56
uh
08:24
10.
08:34
[Music]
08:38
oh
09:06
oh
09:20
oh
09:46
[Music]
09:49
and right side